November 10, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Health Assurance Acquisition Corp.
Registration Statement on Form S-1
Filed October 26, 2020, as amended
File No. 333-249667

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Health Assurance Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on November 12, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 500 copies of the Preliminary Prospectus dated November 9, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

MORGAN STANLEY& CO. LLC as Underwriter

By:	/s/ Kalli Dircks
Name:Kalli Dircks
Title:Executive Director

[Signature Page to Underwriter Acceleration Request Letter]